Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

MANAGEMENT AND DISCUSSION SECTION

Operator: Ladies and gentlemen thank you for standing by. Welcome to today’s conference call and webcast to discuss the combination of AGL Resources and Nicor. All participants are in a listen-only mode. Following the presentation the lines will be open for questions and answers. [Operator Instructions].

Thank you. I would now like to turn the call over to Steve Cave, Vice President, Finance and Tresure at AGL Resources. Steve, please go ahead.

Steve Cave, Vice President, Finance and Treasure

Okay, thank you, operator, and good morning, everyone. And welcome to our conference call to discuss the combination of AGL Resources and Nicor which was announced earlier today.

We will be using a slide presentation during today’s call which is available on both AGL Resources’ and Nicor’s websites and at the collusion of our prepared remarks, we will open the call for Q&A regarding the transaction.

Your hosts for today’s call are John Somerhalder, Chairman, President and Chief Executive Officer of AGL Resources, and Russ Strobel, Chairman, President and Chief Executive Officer of Nicor.

Also joining us this morning are Drew Evans, Executive Vice President and Chief Financial Officer of AGL Resources, and Kary Brunner, Nicor’s Director of Investor Relations.

Let me remind you that during this call, we will be making some forward-looking statements and projections and our actual results could differ materially from those forward-looking statements.

The factors that could cause such material differences are concluded in our press release announcing the merger and in our Form 8-K filing of that release. The slide presentation we’ll be going over today and the merger agreement.

These factors include the risk that required regulatory or other approvals for the merger will not be obtained or will be delayed; the risk that other conditions to closing the merger won’t be met or waved; the risk that expected merger synergies won’t be realized; and the risk that we may underestimate the cost or challenges of integration.

We of course cannot guarantee that the merger will ultimately close. And finally, the risk factors that we include in our normal SEC periodic reports could cause results to differ materially from our expectations.

With that I’ll turn the call over to John.

John W. Somerhalder II, Chairman, President and Chief Executive Officer

Thank you, Steve. We appreciate the opportunity to be here today and thank you for taking time to join us on such short notice. This is an exciting day for all of us at AGL Resources and at Nicor.

This is a great transaction for our shareholders, employees, customers and the communities we serve. I’m eager to give you more detail on how these two great companies will fit together. So let’s get started.

As you know, today we announced that AGL Resources and Nicor have signed a definitive merger agreement to create a leading U.S. natural gas distribution company. Under the agreement Nicor shareholders will receive $53 in a combination of cash and stock.

The consideration of $53 per share for Nicor shareholders represents a premium of approximately 22%, the closing stock price of Nicor on December 1st, 2010, and a 17% premium to the average stock price of Nicor over the last 20 trading days ending December 1st, 2010, the last unaffected Nicor trading day.

The transaction will have an enterprise value of $3.1 billion including a total equity value of $2.4 billion. The combined entity will have an enterprise value of $8.6 billion. AGL Resources will pay for the transaction through an exchange of stock with Nicor shareholders in addition to approximately $1 billion in cash. We expect to maintain a strong financial profile through the close of this transaction and in the years after that will allow us to continue our dividend commitment to our shareholders. Nicor shareholders will see an implied 32% increase in their dividend from the stock portion of the Nicor consideration in the first year after close.

Once the merger is completed we anticipate that AGL Resources shareholders will own approximately 67% and Nicor shareholders will own approximately 33% of the combined company which will be called AGL Resources. Illinois, which will be the home of approximately half of the customers of our regulated gas utility, is a fitting place for the headquarters of our gas distribution operations, which will be based in Naperville, Illinois, a suburb of Chicago.

I’ll be leading the combined company, which is now expected to be a Fortune 500 company, and our corporate headquarters will remain in Atlanta, Georgia. Our Board will include four Nicor directors. With the approval of both AGL Resources’ and Nicor’s shareholders and the appropriate regulatory bodies, we expect to close in the second half of 2011.

Let me give you AGL Resources perspective on the financial and strategic rationale for this compelling transaction, which you can see highlighted on slide five. We expect the increased scale and scope of the combined company to enhance our effectiveness and bring value to both our shareholders and to our customers.

Importantly, this transaction will expand our distribution operations creating one of the lowest cost most diversified natural gas utilities, effectively doubling the number of our utility customers, as the combined company will serve approximately 4.5 million customers. By sharing best practices and through the benefits of greater scale, we will be able to serve those customers better and more efficiently.

In addition, this is a logical combination of highly complementary unregulated businesses where we will leverage our collective experience to take advantage of new market opportunities.

We have a proven track record of acquisition and integration spanning the last decade and I’m confident that by coming together with Nicor we will establish a platform for growth that is superior to what either company could achieve on its own.

This transaction will be neutral to AGL Resources’ earnings per share in the first full year following completion and accretive thereafter. We believe we will be able to enhance EPS growth in the years following while maintaining a solid investment grade rating. Drew Evans, AGL Resources’ CFO, will provide further details on these points later in the presentation.

So what will the combined company look like? On slide six you can see a map showing our combined gas distribution service territory, retail energy market area and non-utility storage facilities. This combination is truly transformative for both companies, especially considering our complementary assets and our expanded geographic reach.

Naturally, we will be able to share best practices across our business lines. And from an earnings stability standpoint, the regulated businesses of both companies largely have constructive cost recovery mechanisms in place, limiting our exposure to variables such as commodity prices, weather and bad debt expense.

If you take a look at some of the pro forma statistics you can see why we think this transaction is very compelling. This combination will create a company with revenues of approximately 5.1 billion based on the last 12 month’s revenues as of the end of September.

In addition, from a pro forma perspective we’ll have a market cap of $4.4 billion based on the closing stock price on December 1, 2010, approximately 4.5 million utility customers, seven regulated natural gas distribution companies with customers located in Illinois, Georgia, New Jersey, Virginia, Florida, Tennessee and Maryland, a rate base of $3.8 billion, unregulated businesses with over 1 million retail customers, a physical wholesale gas business delivering approximately 4.7 billion cubic feet of gas, and a natural gas storage business that will provide 31 Bcf of storage capacity expected in 2012 with the potential for expansion up to around 90 Bcf.

These are great assets to be able to put together providing approximately 6,400 jobs in total. The combined company will be the natural gas distribution industry’s largest public company by market cap, almost twice the size of its nearest peer.

Turning to slide eight, in addition to increasing the scale of our regulated businesses this transaction also diversifies AGL Resources’ unregulated businesses and provides opportunities to grow the top-line in these areas. Integrating our non-utility businesses will enable us to enhance our leadership position across the natural gas value chain. We will be able to leverage the retail experience and best practices of both companies.

For instance, Nicor’s retail services call center has been recognized by J.D. Power for excellence in customer service for four consecutive years. The combined company will have expertise in salt dome, reservoir, aquifer and market area LNG storage. Both companies have also effectively run asset optimization businesses which we look forward to combining. We’re excited about the opportunities we have to roll out services to a greatly expanded wholesale and retail customer base to achieve cost savings and to create incremental revenue opportunities as we grow the business.

Slide nine provides a snapshot of non-utility businesses across retail, wholesale, storage and what will be a new but smaller component of a combined business going forward, Tropical Shipping, which will make up approximately 4% of the combined company’s EBIT. As we have discussed, you can see the similarities of our unregulated businesses and how this combination allows us to deliver an enhanced range of solutions to a broader customer base.

The pie charts on slide 10, which are based on 2009 comparative numbers, demonstrate that we are bringing together two incredibly complementary businesses and that AGL Resources will remain a company with over two-thirds of cash flow coming from the regulated business.

The two companies’ home states, Georgia and Illinois, will account for approximately two-thirds of our regulated rate base. Importantly, recent rate cases in the combined company’s major service areas, notably Atlanta Gas Light in October and Nicor Gas in 2009, provide good earnings visibility.

Before I turn it over to Russ Strobel, Chairman, President and CEO of Nicor, who will share some insights from his company’s perspective, I have to say that it has been a pleasure working with him and his team to get this transaction done and I look forward to continuing to do so as we work towards close. Russ?

Russ M. Strobel, Chairman, President and Chief Executive Officer

Thanks, John. All of those feelings are very mutual. And I want to say at the outset that you have a terrific team and a great company. I have long been an admirer of AGL Resources’ management and I’m confident that the combined company will be in excellent hands. We are extremely pleased to have found a fit that is so compelling to all of our constituents.

Starting first with our investors, Nicor shareholders will receive a significant upfront value for their shares and have the opportunity to participate in value creation through a continuing ownership in the combined entity. The consideration of $53 per share for Nicor shareholders represents a premium of approximately 22% to the closing stock price of Nicor on December 1, 2010 and an implied premium of approximately 17% based on the volume weighted average stock price of Nicor over the last 20 trading days, ending December 1, 2010, the last unaffected Nicor trading day.

In addition, and very importantly, Nicor shareholders will receive a 32% increase in their dividend for the stock portion of the consideration based on AGL Resources’ current rate. The size and strength of the combined company will make possible new economies of scale and will open up new opportunities for us to invest for growth in the regulated gas utility business. And to reinforce what John said, this transaction will also provide wider market opportunity for the company’s highly complementary unregulated retail, wholesale and storage businesses. And as part of the transaction Nicor will also receive four bard seats on the AGL Resources Board.

Turning to the next slide, we can see this transaction is a win for customers, for employees and for all the communities that we serve. I’m delighted to be able to assure Nicor’s 2.2 million natural gas utility customers that they can continue to rely upon us. Our customers will continue to receive the safe, reliable cost-effective service that we’ve provided for over 50 years and they’ll be delivered by the same people that they’ve come to know and trust.

AGL Resources has committed to maintaining job levels across Nicor Gas’ service territory for a period of at least three years and to fully honoring our collective bargaining agreement. In addition, AGL Resources has committed to expanding employment and adding good jobs to our communities with the creation of AGL Resources gas distribution headquarters in Naperville, Illinois.

I’m also delighted that AGL Resources will be continuing our strong tradition of community and philanthropic support on our home ground. In AGL Resources, Nicor is combining with a partner that has a proud 150 year record of providing customers with the same kind of safe, reliable natural gas service that Nicor is known for.

We look forward to working with the AGL Resources team to ensure a smooth transition and to completing this transaction as expeditiously as possible.

And with that I’d like to turn things over to Drew Evans, AGL Resources’ CFO, to review the key financial details in a bit more detail. Drew?

Andrew W. Evans, Executive Vice President, Chief Financial Officer

Thanks, Russ. As John said earlier, this transaction creates a company with over 5 billion in annual revenues and a last 12 month EBITDA of 1.1 billion, that’s as of September 2010. And as we discussed, this transaction will be neutral to AGL Resources’ earnings per share in the first full year following completion and accretive thereafter.

The financial benefits of this transaction are expected to be highly achievable and are modest relative to the combined company’s operating margin and expenses.

In addition to eliminating overlapping public company costs, we expect to realize efficiencies from similar and complementary unregulated wholesale and retail businesses as well as from areas where there is duplication in these businesses.

And as John mentioned, we see attractive opportunities to take the best from each retail business and roll it across a broader geography. These synergies will be fully realized in 2012 and, based upon our past acquisition and integration track record, we’re very confident in our ability to execute.

As you can see on slide 15, by the end of 2011, both companies’ capital expenditures will start to decrease. This is largely due to the winding down of the current non-utility storage investment programs of both companies as the core gas storage facilities at Jefferson Island, Golden Triangle and Central Valley will be substantially complete at this point.

Going forward additional opportunities exist to cost-effectively expand these facilities as market conditions dictate. This reduction in non-utility CapEx frees up a much greater proportion of the strong cash flows generated by the combined company for investment CapEx programs in our regulated utilities.

We expect an investment run rate of approximately 450 million per year for the pro forma company with most of that spent on regulated opportunities through 2015.

And as a reminder, a significant portion of our regulated investments are covered under riders, these riders reduce our lag in terms of cost recovery. We’ve demonstrated a record of dividend growth and the combined company will have the balance sheet strength and cash flow to support future dividends.

Slide 16 illustrates that AGL Resources has maintained a steady pay out ratio and has delivered a compound annual growth rate of the dividend of 6.3% since 2002. More importantly, our goal is to maintain a pay out ratio that is consistent with our peer group and enable us to continue to deliver dividend growth in line with earnings.

We’re committed, very committed to maintaining our strong investment-grade ratings on a pro forma basis and you can see this outlined on slide 17. The combined company will have a strong credit profile supported by the financial strength of both its regulated and unregulated operations as well as the cultural emphasis on risk management and controls that are currently shared by both companies.

Given the strength of the operating cash flow generated by the combined company, there will be significant opportunity to fund growth capital requirements.

To conclude, I hope you can see why we’re excited about the value creation potential that this transaction makes possible. We have utility businesses with highly visible regulated earnings. EPS and cash flow growth coupled with a strong balance sheet will enable us to deliver dividend growth. We’ve diversified our businesses and will have the talent from two individually strong management teams to execute our strategy.

And in addition, this creates new opportunities for our stock as we will now be a larger company and as such our stock is anticipated to be included in additional indices and receive wider coverage from analysts. On that basis, we believe that this transaction provides good grounds for multiple expansion for the AGL Resources stock.

Now let me turn this back to John for some final remarks. John?

John W. Somerhalder II, Chairman, President and Chief executive Officer

Thank you, Drew. Turning to the transaction timeline on slide 20, as previously mentioned, the merger is conditioned upon, among other things, the approval of shareholders of both companies, approval by the Illinois Commerce Commission, the expiration of or termination of Hart-Scott-Rodino and approval by the Federal Communications Commission. Following these the companies expect to complete the transaction in the second half of 2011.

In summary, this is an exciting transaction that makes strong financial and strategic sense for both of our companies. I am confident that together we will create a company with superior growth prospects to what either company could achieve on its own.

We are creating a leading natural gas distribution company with additional scope and scale, expected to enhance our low-cost leadership position and optimize our capital spending opportunities, complementary unregulated businesses, principle infrastructure investment and combined storage which will be nearly complete at close, significant cash flow generation to fund attractive capital deployment opportunities, a strong balance sheet that supports pro growth dividend policy, a seasoned and well respected management team with a proven track record. The result will be sustained value creation for our shareholders and concrete benefits for our customers, employees and the communities we serve.

That concludes our prepared remarks and we would be happy now to take your questions.
Operator, please open the call up for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions]

The first question comes from the line of Craig Shere with Tuohy Brothers Investment.

<Q – Craig Shere>: Guys, congratulations.

<A – John Somerhalder II>: Thanks, Craig.

<Q – Craig Shere>: So I guess I’ll jump right in to a couple quick questions. Obviously, this can take advantage of the 10 years of 50-50 merger sharing in Georgia. Did I understand correctly, that there’s three years of fixed rates in Illinois and then synergies would be shared, or how would that work in Illinois?

<A – John Somerhalder II>: First – this is John Somerhalder. First, related to Georgia, you’re correct. The recent decision from the Georgia PSC which gave us rate and a regulatory certainty and an ability to make sure that synergies are shared with our customers in Georgia, that certainly was very good for us and was an important part of how we evaluate this merger. And so that will result in benefits for our shareholders and the customers as we move forward.

In Illinois, we have committed to keep employment levels for three years at substantially the same levels and our high priority is to maintain the high quality of service that the Nicor customers have seen historically at the rates that are in place now that are very low rates. So that’s our priority plus we’ll be locating the headquarters in Illinois to make sure we have the right presence there and maintain the strengths that Nicor has always had in that market.

<Q – Craig Shere>: So will you have to deal with the ICC for merger sharing from day one?

<A – Russ Strobel>: Craig, this is Russ Strobel speaking. The ICC does not have a preordained methodology for dealing with merger synergies. So that’s one of the issues that we’ll be working out with the staff and with the other interviewers as we move forward.

<Q – Craig Shere>: Great.

<A – Andrew Evans>: Craig, this is Drew – you might focus a little more on – really combination of the unregulated subsidiaries and overlap there. I think there are certainly some sharing of corporate expenses, general public company expenses, but in general the distribution businesses are going to remain largely unchanged.

<Q – Craig Shere>: Sure. Well, Drew, let me stick with your for a second. Is there anything besides Central Valley that can be a potential addition to a newly sponsored MLP?

<A – Andrew Evans>: We haven’t fully evaluated all the individual assets, but there certainly are some transmission – transportation assets that might be qualifying that are similar to some of the things that we have in Georgia and Virginia.

<Q – Craig Shere>: Understood. John, is Tropical Shipping a non-core and potential divesture?

<A – John Somerhalder II>: Tropical Shipping has been a very good business for Nicor. They have operated if very well, they have leading metrics, and I think you’ve seen this from the way we’ve operated our businesses in the past. Our plan is to make sure we continue to focus on that business to make sure it continues to operate in a very effective way, just like we did with AGL Networks, we’re very interested in making sure we continue with those leading metrics. So it is an asset that we want to make sure has value for our shareholders. And so the plan is to manage it effectively moving forward, but consider opportunities. And you’re right, it is different than our other natural gas businesses.

Operator: Thank you. Your next question comes from the line of Ted Durbin with Goldman Sachs.

<A – Andrew Evans>: Good morning, Ted.

<Q – Ted Durbin>: Good morning. If I can just ask about maybe just the timing of why now, how you thought about the mix of cash versus stock, I mean just kind of the metrics that you used for making the deal?

<A – John Somerhalder>: Yes, Ted, we think --anytime is a very good time to bring together two very strong companies, two great companies. This was an opportunity to establish all the benefits we’ve just talked about as we went through this --the economies of scale in the regulated business, the other synergies and opportunities in the unregulated businesses, a bigger platform and greater expertise in the storage development business. So, that was why it was so compelling for us at this time. We were able, because of the strength, financial strength of the two companies, to do this on a basis of a consideration of both stock and cash, and with that allows us to do is have a line of sight towards synergies and benefits that would produce the results we’ve talked about, which is neutral to earnings in year one and accretive thereafter and accretive to our EPS growth.

<A – Andrew Evans>: And just from a financial perspective, you can imagine we’re pretty --we’re very focused on the credit metrics and we view this to be mildly credit accretive in the near term.

<Q – Ted Durbin>: Got it. That’s helpful. So, I think you said earlier that --modest synergy savings. Are you willing to put a number on it or a range or maybe a percentage of operating expenses? Are there any kind of numbers you can put around that?

<A – John Somerhalder>: This is not based primarily on synergies. But as you know, when you bring two public companies together, the back office is related to the unregulated businesses, there will be some synergies. And we feel very confident that we have a line of sight towards those synergies and some revenue synergies as well that will allow us to achieve the results we’ve talked about, neutral in year one and accretive thereafter.

<Q – Ted Durbin>: Okay. Maybe just focusing then again on the – sort of the more trading business, the wholesale business. Is there a similarity in terms of the customer base, the trading book you’re looking at? Is there – are there any differences in risk management? Are you thinking about getting more aggressive here because you will be bigger? Maybe just talk about that a little bit.

<A – John Somerhalder II>: We’ve been very disciplined around our wholesale businesses, as you know. What this does allow though is with the expertise of that Nicor has in the Chicago market, the Midwest market, some assets that are managed there related to the Chicago hub, even though we know about that market and those areas, Nicor will bring expertise.

So it will allow us to do the same things we’ve been able to do in other areas in a very disciplined way, it will allow us to move into these areas with more expertise. But not a change other than that additional set of opportunities with our wholesale business.

<Q – Ted Durbin>: Okay, okay thanks. And then maybe just some just housekeeping. Is there a breakup fee involved here? And is there any sort of call it a go shop period for this deal?

<A – Andrew Evans>: Ted, this is Drew. There’s a no go shop period. There is a breakup fee, its 1.5% transaction for the first 45 days and 2.75% thereafter; it’s up 36 million in the near term and 67 million in the long.
<Q – Ted Durbin>: Okay. Thank you very much.

<A – John Somerhalder II>: Thanks, Ted.

Operator: Your next question comes from the line of Gordon Howald with East Shore Partners.

<Q – Gordon Howald>: Hey, good morning, guys.

<A – John Somerhalder II>: Good morning, Gordon.

<A – Andrew Evans>: Hi, Gordon.

<Q – Gordon Howald>: Hi. If I could follow-up on Craig’s question, I know this has been talked about quite a bit. But, Drew, did you say to focus – I know, John, you said really don’t focus on synergies. But I think, Drew, you said if we do focus on synergies to focus on the unregulated operation cost savings, not the regulated side. Did I hear you correctly on that?

<A – Andrew Evans>: That’s right. I think there’s an equal measure of general corporate overlap, public company expenses, but then also we focus on the retail and wholesale businesses being complementary. The one thing I would like to adjust is it’s not entirely about just reducing expenses in the overlap; the retail businesses are quite interesting in that they have very different focus.

And I think there’s really good opportunity for us to try to trade over both those competencies and expand markets in both. The Nicor business is not as much focused on gas delivery as SouthStar is and much more focused on consumer insurance. And I think that’s an interesting product that we’ve dabbled with and will be a nice sort of more robust more mature overlap for some of things that we try to do in the Southeast.

<A – John Somerhalder II>: And, Gordon, Drew talked about the public company synergies, the fact that there will be some opportunities from a revenue and a cost standpoint with some of the back office systems and other support systems with our unregulated businesses.

But it’s also important to look at the scope and scale and the best practices we’ll have across the
4.5 million customers and across those businesses. What that will allow us to do is take the very good position we’re in now, with very low rates in our areas, and continue to maintain that for a longer time period, which benefits our shareholders and clearly benefits our customers.

<Q – Gordon Howald>: Right, right.

<A – Andrew Evans>: Particularly as it relates to capital investments for middle and back office systems, customer information, work management, financial, all these things – the investment levels are not dissimilar individually as they are combined and we’re focused on that. These business will have some measure of inflationary pressure, as any business does, and the synergies, the benefits from a combination that we’re talking about are a very modest measure or two of what we would normally expect to be general inflation across business.

<Q – Gordon Howald>: Wouldn’t you – aren’t there quantifiable cost savings for moving the gas distribution business to Illinois from Georgia? And wouldn’t that possibly qualify for the cost-sharing mechanism that you got in the recent Georgia settlement?

<A – Russ Strobel>: No, Gordon I’d use another example. When we bring two public companies together there will be some benefits. And some of the synergies will over time benefit our customers.

<A>: Right. Let me – if I can ask one last question here and I’ll turn it over. What premium did you pay to regulatory book and what level of – I guess that’s probably the question. What level of – what premium to regulatory book did you pay for the Nicor assets? That’s the challenge, right, in mergers of regulated companies is recovering the goodwill above regulatory book? How should we think about that?

<A – Andrew Evans>: No question that there’s goodwill involved here, that’s true in any transaction. If we bought ourselves I think the measure would be $2 billion, just really relates to how public companies trade. But it’s a difficult measure for me to give you. I can tell you that we principally focused on cash flow and are very comfortable with the multiple of EBITDA in particular that was paid here. And if you strip out the unregulated series. I mean, we will ultimately give you something that’s a little bit closer on a rate base multiple, but I can’t do it today.

<Q – Gordon Howald>: Okay. And I’ll hand it over and I’ll come back if I have more. Thank you.

<A – Andrew Evans>: Thanks, Gordon.

Operator: Your next question comes from the line of Dan Fidell with Brean Murray, Carret & Co.

<Q – Daniel Fidell>: Good morning and congratulations.

<A – Andrew Evans>: Thanks, Dan.

<Q – Daniel Fidell>: Just a couple of questions on my side. First, can you give us maybe a little bit of color on the regulatory side in both jurisdictions, just sort of how this has been received? I guess initially I think you talked about the – I guess that you are going in with a commitment in Illinois for no job disposition the first three years. Can you just sort of give us a general flavor of how this is being viewed?

<A – Russ Strobel>: Sure, Dan, this is Russ Strobel. It’s too early to say how it’s being viewed since we only announced it about an hour ago, but I’ll speculate a little bit about how I think it will be viewed and that’s very positively. This really is a win-win for the shareholders and customers. AGL is making a tremendous commitment to the state of Illinois and to Nicor’s service territory in many ways by maintaining head count across our service territory, by adding four directors to the AGL Resources Board, by committing to fully honor our collective bargaining agreements and by agreeing to continue with Nicor’s really stellar record of philanthropy and civic involvement.

The other thing that John mentioned that I want to sort of reiterate is that AGL Resources and Nicor are too are the lowest cost, highest value natural gas distributors in the entire country. And when you put those two companies together you’re going to have a powerful new engine. And it may not always result in lower rates. It may not result in immediate lower rates at all. But what it enables us to do, which is hugely important, is to continue to provide that very low cost, very high-value service to our customers. So I think that when the Illinois Commerce Commission --and I don’t want to presume how they’ll react, they have a job to do and we respect that. But I think that when they get a look at this and understand its terms I think it will be very positively received.

<A – John Somerhalder II>: And this is John Somerhalder. I strongly --feel same way that Russ does on this. The benefits are significant and we do believe the Illinois Commerce Commission will see those benefits. As far as Georgia, we’ve talked to individuals there and they see the benefits as well. They see that this allows us to keep through the scope and scale and best practices they see this allows us to keep costs low for our customers as we move forward. So they have initially indicated a very positive understanding of this. Additionally, we’ll be --we’ll have a Fortune 500, we believe, company located in Georgia and they see that as a positive as well.

<Q – Daniel Fidell>: Great. A quick question for Drew. Just you’ve mentioned about the CapEx run rate around $450 million for regulated opportunities. Can you just sort of give us a little bit more color on that? Is that just standard blocking and tackling stuff or are there certain utility projects you foresee beyond 2011.

<A – Andrew Evans>: Dan, it is I think standard blocking and tackling; it’s pretty consistent with the levels of CapEx that we’ve had in regulated businesses in the last couple of years. We do have some really I think nice features in Georgia that allow for production and lag associated with deployment, many for pressure improvement and for pipeline replacement. And then we’ll also continue the general maintenance and care of the Nicor gas facilities as well, much like we’re doing in Georgia.

<Q – Daniel Fidell>: Greet. Final question and then I’ll turn it over. You mentioned I think at length, with several other questions asked today about the synergies and accretion, where it will be coming from. I guess my question is just a little bit more in terms of zeroing in on the level of accretion. I know you probably don’t want to go into a whole lot of detail or can’t probably at this point do that, but are you expecting I guess just in your modeling going into this a very modest amount of creation? Can you give us a little bit of bandwidth in terms of how we should be thinking about that first full year post closing?

<A – Andrew Evans>: In terms of accretion for AGL Resources’ shareholders? Not to be too coy on synergies, we’re comfortable with numbers that are less than 4% of total non-fuel [ph] O&M. But you have to also understand that there’s a fair measure of overlap in revenue growth that would only take 2 or 3% of revenue growth in a couple of areas to create the same value and the reality lies somewhere in between. It will be a combination of both of those things that gets us to the accretion. In terms of percentages, I think we had probably better wait for our analyst conference later at the beginning of next year as we combine both business plans.

<Q – Daniel Fidell>: Thank you for your comments and very helpful and congrats and good luck to you as you go forward.

<A – John Somerhalder II>: Thanks Dan.

Operator: Your next question comes from the line of Gabe Moreen with Bank of America-Merrill Lynch.

<Q – Gabe Moreen>: Hey, good morning, everyone, and congrats of the transaction. Most of my questions have been asked, but I wanted to ask around the debt financing here, the $1 billion that needs to be done. Drew, I don’t know if you talked about it, but are you putting interest rate locks on that? And I guess the assumed interest rate, if any, behind that financing?

<A – Andrew Evans>: Sure, thanks Gabe. We have a committed facility from Goldman, we’ll have a fully syndicated bridge in short order and then we’ll use longer-term maturities for the ultimate financing. We did assume a mix of 5s, 10s and 30s, something that kept our maturity profile stable and kept us from clipping in any particular year. We are using forward rates, we will absolutely protect ourselves against movements in interest rates as appropriate, most of that will probably come in the next few months.

<Q – Gabe Moreen>: Okay. Thanks, Drew. And then sorry to beat the $450 million regulated CapEx number, but as you acquire the Nicor territories and look out into the future, any vision on your part or need to perhaps undertake something like a pipeline replacement program at those territories to perhaps boost that regulated number a little higher?

<A – Andrew Evans>: Generally PRP is driven by leak rates and assessment of pipeline as we go. I think that as we look at the depreciation rate of the consumptive rate of assets in the Nicor service territory, it’s very consistent with good care and management of that system. We don’t anticipate that there are any large requirements there based on the programs that they’ve got in place.

<Q – Gabe Moreen>: Okay, great. Thanks, Drew. Thanks, guys.

Operator: Your next question comes from the line of Terry Shu with Pioneer Investment.

<Q – Terry Shu>: Most of my questions have been asked, but let me ask one more. In terms of broadly speaking longer term, in terms of your combined company growth rate, maybe you can talk about it in segments. The $450 million CapEx number for the regulated companies, how does that compare with the depreciation rate? So what would be the combined rate base growth over the next couple years and maybe the other segments as well? I didn’t hear you talk about a growth rate, but broadly speaking what kind of earnings per share growth are you looking at for the next couple of years?

<A – Andrew Evans>: This is Drew. We certainly see enhancement over the next couple years in growth rate because of the combination, because of a lot of the factors that John and Russ discussed. You can look at combined depreciation in our Qs and Ks for the two companies, but this approximates about 2% or 3% growth in total rate base per annum when you back out depreciation.

We’re comfortable that a number of those programs in excess of the depreciating rate are covered in riders, particularly in our eastern territories I guess in this case. And capital deployment is relatively light in unregulated subs, it has been all along but for storage.

<Q – Terry Shu>: Right. So should we then say for the regulated companies that earnings growth should track rate base growth or are there other enhancements? And for the combined companies with the non-regulated side, what kind of approximate long-term growth rate are you targeting?

<A – Andrew Evans>: I think we’ve consistently said --AGL Resources has consistently said that our goal is to grow between 4% and 6%; this transaction certainly gives us comfort within that range. Our goal is to bring total shareholder return in about the 10% range when you incorporate the dividend.

<Q – Terry Shu>: If rate base growth is in the low single digits, how do you move the earnings per share growth to the mid single digit? Maybe you can talk about the variables that boost the growth rate?

<A – John Somerhalder II>: This is John Somerhalder. One of the things that we talked about, we’re talking about capital expenditures over the next several years coming down to this level. What we’ve very effectively been able to do is invest in storage, Golden Triangle, the facility we have at Jefferson Island and then with the Central Valley storage facility, the surface facilities. So we have as one example, from those expenditures we have good growth, plus we have lower cost expansion of those facilities. So it does not drive as high a capital in the out years, but still as good growth with it. So that’s one example. And then you’ve seen over the past time period from us growth in our unregulated businesses which is not tied as directly to capital investments, although there are some select capital investments. So that’s how we get to the 4% to 6% projected growth rate.

<Q – Terry Shu>: And therefore we should carry this forward and the combined company gives you a broader platform as well as cost synergies, is that the way to look at it?

<A – John Somerhalder II>: Right. We see – as we said, not driven by cost savings and synergies, but we will have benefits from those in the areas we talked about. But more importantly, is these expanded opportunities – not only for distribution operations long-term, but in the retail, wholesale and storage space. We’ll be very well-positioned to have expanded scope and scale and opportunities there.

<Q – Terry Shu>: Thank you very much.

<A – John Somerhalder II>: Thank you.

Operator: Ladies and gentlemen we have time for one more question, your final question comes from the line of Reza Hatefi with Decade Capital.

<Q – Reza Hatefi>: Thank you very much. When you talk about neutral EPS accretion in year one and accretive in year two, if I go back to AGL’s standalone, should I think about the baseline earnings off of which accretion will be based upon, that baseline earnings to still be consistent with your original 4% to 6% CAGR off of the 2009 base of I think it was $2.88? Should I still continue that CAGR going forward from 2009 base and then off of that level estimate whatever accretions there might be?

<A – Andrew Evans>: That’s right.

<Q – Reza Hatefi>: Okay, so, in a sense you’re reconfirming the old AGL CAGR but this should be accretive to that earnings, whatever that might have gotten you to?

<A – Andrew Evans>: That’s correct.

<Q – Reza Hatefi>: Okay, great. Thank you very much.

John W. Somerhalder II, chairman, President and Chief Executive Officer

Thank you. And I’d like to thank everyone for joining us this morning. I hope you will share our excitement for this truly transformative combination and we look forward to updating you on our progress as we move forward.

Operator: Thank you. This concludes today’s conference call. You may now disconnect.